Mela Artisans Inc.
(a Delaware Corporation)

Reviewed Financial Statements

As of the years ended December 31, 2022 and
December 31, 2021

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Mela Artisans Inc.

Table of Contents




Independent Accountant's Review Report

January 12, 2024
To: Board of Directors of Mela Artisans Inc.
Attn: Navroze Mehta, CEO
Re: 2022-2021 Financial Statement Review – Mela Artisans Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Mela Artisans Inc. (the "Company"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021 and the related statements of income, equity, and cash flows for the period of January 1, 2021 through December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Mela Artisans Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
January 12, 2024





Mela Artisans, Inc.
BALANCE SHEETS
December 31, 2022 and 2021
(Unaudited)

ASSETS		2022		2021
Current Assets				
Cash and cash equivalents	$	38,606	$	31,714
Accounts receivable		181,975		286,699
Inventory		828,590		855,958
Prepaid expenses		82,122		160,834
Total Current Assets		1,131,293		1,335,205
Property and Equipment				
Furniture and Equipment		196,985		195,349
Leasehold Improvements		31,428		31,428
Accumulated depreciation and amortization		(222,797)		(218,721)
Net Property and Equipment		5,616		8,056
Other Assets				
Intangibles, net		9,368		5,807
Deposits		7,364		7,364
Total Other Assets		16,732		13,171
Total Assets	$	1,153,641	$	1,356,432

The accompanying footnotes are an integral part of these financial statements.

Mela Artisans, Inc.
BALANCE SHEETS (CONTINUED)
December 31, 2022 and 2021
(Unaudited)

	2022	2021
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	2,179,386	1,295,233
Accrued expenses	132,818	55,523
Deferred revenue	2,117	5,056
Line of credit	170,740	121,345
Accrued interest	862,621	333,092
Current portion of notes payable	1,745,789	323,025
Total Current Liabilities	5,093,471	2,133,275
Long-Term Liabilities		
Notes payable, net of current portion	3,202,147	3,958,262
Convertible notes	1,532,958	100,000
Due to shareholder	176,354	217,969
Total Long-Term Liabilities	4,911,459	4,276,231
Total Liabilities	10,004,930	6,409,505
Stockholders' deficit		
Series A-1 convertible preferred stock, $0.001 par value,		
400,000 shares authorized, issued and outstanding	400	400
Series A-2 convertible preferred stock, $0.001 par value,		
239,200 shares authorized, 216,000 shares issued and outstanding	216	216
Series A-3 convertible preferred stock, $0.001 par value,		
538,501 shares authorized, issued and outstanding	539	539
Series B-1 convertible preferred stock, $0.001 par value,		
4,219,660 shares authorized, 3,255,283 issued and outstanding	1,477	1,477
Series B-2 convertible preferred stock, $0.001 par value,		
4,219,660 shares authorized, 3,255,283 issued and outstanding	2,971	2,971
Series B-3 convertible preferred stock, $0.001 par value,		
4,219,660 shares authorized, 3,255,283 issued and outstanding	3,975	3,975
Common stock, $0.001 par value: 8,400,000 shares authorized		
2,097,938 shares issued and outstanding	3,149	3,149
Additional paid-in capital	11,821,848	11,724,876
Accumulated Deficit	(20,685,863)	(16,790,676)
Total Stockholders' Deficit	(8,851,289)	(5,053,074)
Total Liabilities and Stockholders' Deficit	$ 1,153,641	$ 1,356,432

The accompanying footnotes are an integral part of these financial statements.

Mela Artisans, Inc.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2022 and 2021
(Unaudited)

		2022		2021
Revenues, net	$	4,207,771	$	4,057,960
Cost of goods sold		2,685,118		3,151,288
Gross profit		1,522,653		906,672
Operating expenses				
Advertising		344,532		112,989
Merchandising		140,221		153,854
E-commerce		947,043		413,560
Sales and marketing		206,553		246,870
General and administrative		2,320,536		1,533,898
Depreciation and amortization		5,885		3,498
Total operating expenses		3,964,769		2,464,668
Other (income) expense				
Interest expense		894,539		502,414
Stock based compensation		96,972		99,071
Inventory impairment		476,843		13,167
Other income		(17,386)		(171,666)
Total other (income) expense		1,450,968		442,985
Net loss before taxes	$	(3,893,084)	$	(2,000,982)
Tax expense (benefit)	$	2,104	$	2,512
Net Loss	$	(3,895,188)	$	(2,003,493)

The accompanying footnotes are an integral part of these financial statements.

Mela Artisans, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	Convertible Preferred Stock						Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Series A-1	Series A-2	Series A-3	Series B	Series B-1	Series B-2				
	Value ($ par)	Value ($ par)	Value ($ par)	Value ($ par)	Value ($ par)	Value ($ par)	Value ($ par)			
Balance as of December 31, 2020	400	216	539	3,988	2,971	1,296	3,149	10,275,972	(14,787,182)	(4,498,651)
Repurchase of series B preferred stock	-	-	-	(2,511)	-	-	-	(147,489)	-	(150,000)
Issuance of series B-2 preferred stock	-	-	-	-	-	2,679	-	1,497,321	-	1,500,000
Stock based compensation	-	-	-	-	-	-	-	99,071	-	99,071
Net loss	-	-	-	-	-	-	-	-	(2,003,493)	(2,003,493)
Balance as of December 31, 2021	400	216	539	1,477	2,971	3,975	3,149	11,724,876	(16,790,676)	(5,053,074)
Stock based compensation	-	-	-	-	-	-	-	96,972	-	96,972
Net loss	-	-	-	-	-	-	-	-	(3,895,188)	(3,895,188)
Balance as of December 31, 2022	$ 400	$ 216	$ 539	$ 1,477	$ 2,971	$ 3,975	$ 3,149	$ 11,821,848	$ (20,685,863)	$ (8,851,289)

The accompanying footnotes are an integral part of these financial statements.

Mela Artisans, Inc.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	2022	2021
Cash Flows from Operating Activities		
Net Income (Loss)	$ (3,895,188)	$ (2,003,493)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	5,885	3,498
Accrued interest	529,528	182,473
Stock based compensation	96,972	99,071
Changes in operating assets and liabilities:		
Accounts receivable	104,724	(60,953)
Inventory	27,368	(531,485)
Prepaids	78,712	(108,167)
Accounts payable	884,152	275,875
Accrued expenses	77,296	(580,998)
Deferred revenue	(2,939)	(134,383)
Net cash provided by (used in) operating activities	(2,093,490)	(2,858,562)
Cash Flows from Investing Activities		
Purchase of furniture and equipment	(1,636)	(7,476)
Purchase of intangibles	(5,370)	(900)
Net cash used in investing activities	(7,006)	(8,376)
Cash Flows from Financing Activities		
Net borrowings on line of credit	49,395	76,345
Net borrowings on notes payable	666,649	1,118,236
Issuance of Convertible notes	1,432,958	100,000
Advances from shareholder	(41,615)	217,969
Repurchase of series B preferred stock	-	(150,000)
Issuance of series B-2 preferred stock	-	1,500,000
Net cash used in financing activities	2,107,387	2,862,550
Net change in cash and cash equivalents	6,891	(4,388)
Cash and cash equivalents at beginning of year	31,714	36,103
Cash and cash equivalents at end of year	$ 38,606	$ 31,714

The accompanying footnotes are an integral part of these financial statements.

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2022 and 2021
(Unaudited)

Note 1 – Organization and Nature of Business
Mela Artisans, Inc., a Delaware Corporation (the "Company"), is a distributor of handcrafted artwork, including collections, home decor, jewelry and accessories etc.

The Company was originally formed as Limited Liability Company on October 8, 2010 under the name Mela Artists, LLC. On February 27, 2013 the Company was converted to a Corporation under the name MyMela, Inc. On February 7, 2014, MyMela, Inc. changed its name to Mela Artisans, Inc.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2022 and 2021, the Company did not have any cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable consist of trade receivables recorded at original invoice amount less an estimated allowance for uncollectable accounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest, although a finance charge may be applied to receivables that are past due. Trade receivables are periodically evaluated for collectability based on past credit history with customers and their current financial condition. Changes in the estimated collectability of trade receivables that are deemed uncollectible are recorded against the allowance and the estimate is revised accordingly. The Company does not require collateral for trade receivables.

Sales of Accounts Receivable
The Company has entered into an agreement to sell with recourse ("Factor") on a continuous basis its eligible accounts receivable to a financial institution. The financial institution retains a portion of the proceeds as reserves, which are released to the Company as the factored receivables are collected. The Factor transactions are accounted for by the Company as secured financings.

Inventory
Inventory is stated at lower of cost, utilizing the weighted average method, or market. The Company's inventory does not expire or become obsolete, therefore, historically the Company has not lost inventory to spoilage. Slow moving inventory is analyzed for market impairment. For the years ended December 31, 2022 and 2021 the Company recognized market impairments on inventory totaling $476,843 and $13,167, respectively.

Prepaid Expenses
The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2022 and 2021
(Unaudited)

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation and amortization are computed using the straight-line method over the estimated economic useful lives of the assets, generally three to five years.

Intangible Assets
Amortizing intangible assets generally represents the cost of software, website development costs and intellectual property acquired. The Company periodically reviews identifiable intangibles for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amounts of the assets exceed their respective fair values, additional impairment tests are performed to measure the amount of the impairment loss, if any.

Long-Lived Assets
Management periodically reviews long-lived assets, consisting primarily of property and equipment with finite lives, for impairment. In analyzing potential impairment, management uses projections of future undiscounted cash flows from the assets. These projections are based on management's view of growth rates for the related business, anticipated future economic conditions. If the undiscounted cash flows indicate impairment, management would estimate fair value. Estimate fair values would take into account appropriate discounts of the cash flows for risk or other estimates of fair value. Management believes that these estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. There was no impairment of long-lived assets with definite lives in 2022.

Security Deposits
The Company has paid security deposits in total of $7,364 as of December 31, 2022, for office space leased. These deposits are refundable to the Company upon expiration of the lease.

Compensated Absences
The Company's policy is to recognize costs for sick time and personal time off when paid. As such no accrual has been made in the accompanying financial statements.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:
    i.   Identification of the promised goods in the contract;
    ii.   Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;
    iii.   Measurement of the transaction price, including the constraint of variable consideration;
    iv.   Allocation of the transaction price of the performance obligations; and
    v.   Recognition of revenue when (or as) the Company satisfies each performance obligation.

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2022 and 2021
(Unaudited)

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. The Company sources handmade artisanal home decor products from India and sells them to retailers and to final customers through ecommerce channels. The Company's performance obligation is satisfied when the goods have been delivered, which is at a point in time.

Deferred revenue relates to product sales paid, partially or in full, prior to delivery to customers. Deferred revenues are expected to be earned within the next 12 months and therefore recorded as a current liability on the accompanying balance sheet.

Shipping and Handling Costs
Amounts billed to customers for shipping and handling is included as a component of revenue. Amounts paid by the Company for freight charges are included as a component of cost of revenues.

Advertising
The Company expenses advertising costs as they are incurred.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718, *Stock Compensation*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining the stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

Income Taxes
The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured

using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company has no liabilities for uncertain tax positions at December 31, 2022. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Accounting Pronouncements Adopted in 2022

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. As the Company's leases are month-to-month or de minimis amounts, adoption of the new guidance resulted in no ROU assets and lease liabilities.

As part of the adoption process the Company made the following elections:
- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate based on the information available at commencement date in determining the present value of lease payments. The Company's leases are all on a short-term rent basis for the period ended December 31, 2022.

Date of Management's Review

The financial statements include management's evaluation and consideration of events and transactions that have occurred subsequent to the date of the financial statements through January 12, 2024, the date at which these financial statements were available to be issued.

Note 3 – Liquidity and Going Concern Considerations

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company sustained a net loss of approximately $3.9 million for the year ended December 31, 2022 and has an accumulated deficit of approximately $20.7 million and negative working capital of approximately $3.2 million at December 31, 2022. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company is working towards a plan which should enable its ability to grow. During the first quarter of 2024, the Company is in the process of a crowd funding raise of $1.2m and plans to also do an equity raise of up to $5m. The Company has also been successful in securing new major retailers as customers which will start ordering during 2024.

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2022 and 2021
(Unaudited)

Management believes that the continuation of its current operating performance will provide the opportunity to obtain both short and long-term financing. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 4 – Accounts Receivable Factoring

In November of 2022, the Company entered in a Factoring and Security Agreement ("Factoring Agreement") with a financial institution to sell and assign qualified accounts receivable. The amount available under the facility is $750,000. The initial term of the Factoring Agreement is one year, but continues for successive one-year terms unless the Company provides forty-five (45) days' notice to the other party of its desire to terminate the Factoring Agreement. The facility provides for funding of 85% of qualified accounts receivable, as defined. There is a one-time tiered fee schedule based on the lead time of ship dates which range from 60 to 150 days with fees of 3.5% to 8.5% charged for each invoice factored. Proceeds received from sales of factored receivables during 2022 totaled $2,148,460. Factoring expense during 2022 totaled $24,104.

In December 2019, the Company entered in a Factoring and Security Agreement ("Factoring Agreement") with a financial institution to sell and assign qualified accounts receivable. The amount available under the facility is $1,500,000. The term of the Factoring Agreement is three years. The facility provides for funding of 90% of qualified accounts receivable, as defined. There is an initial fee of 1.07% charged for each invoice factored plus a service charge of .039% for each day the factored invoices are outstanding. Proceeds received from sales of factored receivables during 2021 totaled $2,944,148. Factoring expense during 2021 totaled $82,206.

Note 5 – Intangible Assets

Intangible assets consisted of the following at December 31, 2022:

	Weighted Amortizable Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Website development	3	$ 108,334	$ 108,334	$ -0-
Software	3	45,405	40,630	4,775
Trademarks	15	10,298	5,705	4,593
Total intangible assets		$ 164,037	$ 154,669	$ 9,368

Intangible assets consisted of the following at December 31, 2021:

	Weighted Amortizable Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Website development	3	$ 108,334	108,334	$ -0-
Software	3	40,034	39,434	600
Trademarks	15	10,298	5,091	5,207
Total intangible assets		$ 158,666	$ 152,859	$ 5,806

Amortization of intangible assets was $1,809 and $914 for the years ended December 31, 2022 and 2021, respectively.

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2022 and 2021
(Unaudited)

The estimated aggregate amortization expense is as follows:

For the Years Ending December 31,		
2023	$	2,704
2024		2,404
2025		1,509
2026		614
2027		614
Thereafter		1,522

Note 6 – Lines of Credit
The Company has an annual $50,000 Line of Credit ("LOC") commitment with a financial institution. Interest accrues on amounts drawn at 52.9% per annum. The LOC requires the Company to maintain certain financial and non-financial covenants, as defined by the agreement. At December 31, 2022 and 2021, the Company was in compliance with these covenants. At December 31, 2022 and 2021, the outstanding balance was $67,851, and $66,961, respectively.

The Company has an annual $55,000 LOC commitment with a financial institution. Interest accrues on amounts drawn at 39% per annum. The LOC requires the Company to maintain certain non-financial covenants, as defined by the Agreement. At December 31, 2022 and 2021, the Company was in compliance with these covenants. At December 31, 2022 and 2021 the outstanding balance was $49,188 and $54,384, respectively.

The Company has received advancements from the CEO to fund operations from time to time. Advances received under the CEO LOC accrue interest monthly at 10%. At December 31, 2022 and 2021 the outstanding balance was $176,354 and $217,969, respectively.

In 2022, the Company has an annual $70,000 LOC commitment with a financial institution. Interest accrues on amounts drawn at 46% per annum. The LOC requires the Company to maintain certain non-financial covenants, as defined by the Agreement. At December 31, 2022, the Company was in compliance with these covenants. At December 31, 2022 the outstanding balance was $53,700.

In 2022, the Company has an annual $305,580 LOC commitment with a financial institution. Interest accrues on amounts drawn at 59% per annum. The LOC requires the Company to maintain certain non-financial covenants, as defined by the Agreement. At December 31, 2022, the Company was in compliance with these covenants. At December 31, 2022 the outstanding balance was $232,313.

Note 7 – Notes Payable
The Company issued the following notes payable which are outstanding:

Issue Date	Principal Amount	Interest Rate	Due Date	Balance December 31, 2022	Balance December 31, 2021	Related Party
5/21/2020	$ 40,400	12%	7/31/2020	$ 0	$ 40,400	
10/6/2021	$ 90,000	15%	7/31/2023	$ 32,099	$ 90,000	X
9/3/2021	$ 100,000	12%	1/3/2021	$ 0	$ 96,312	X
9/3/2021	$ 100,000	12%	1/3/2021	$ 92,723	$ 96,312	X
11/4/2021	$ 25,000	18%	2/4/2022	$ 25,000	$ 25,000	X
11/8/2021	$ 100,000	18%	2/7/2022	$ 100,000	$ 100,000	X
11/8/2021	$ 50,000	18%	2/7/2022	$ 50,000	$ 50,000	X
11/8/2021	$ 50,000	18%	2/7/2022	$ 50,000	$ 50,000	X

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2022 and 2021
(Unaudited)

2/10/2022	$ 100,000	18%	2/10/2023	$ 92,332	$ 0	X
2/10/2022	$ 50,000	18%	2/10/2023	$ 46,166	$ 46,166	X
2/10/2022	$ 50,000	18%	2/10/2023	$ 46,166	$ 46,166	X
2/10/2022	$ 50,000	18%	2/10/2023	$ 46,166	$ 46,166	X
7/12/2022	$ 500,000	12%	12/31/2023	$ 500,000	$ -0-	X
12/28/2022	$ 215,000	12%	2/28/2023	$ 215,000	$ -0-	X
8/1/2020	$ 77,203	6%	7/31/2024	$ 77,203	$ 77,203	X
8/1/2020	$ 31,203	6%	7/31/2024	$ 31,203	$ 31,203	X
11/1/2020	$ 59,000	12%	10/31/2023	$ 32,569	$ 42,192	
8/1/2020	$ 358,315	6%	7/31/2024	$ 358,315	$ 358,315	X
8/1/2020	$ 50,000	12%	7/31/2023	$ 17,569	$ 31,621	X
8/1/2020	$ 39,187	12%	7/31/2023	$ 13,295	$ 22,948	X
8/1/2020	$ 76,522	6%	7/31/2024	$ 76,522	$ 76,522	X
8/1/2020	$ 166,864	6%	7/31/2024	$ 166,864	$ 166,864	X
8/1/2020	$ 434,992	6%	7/31/2024	$ 434,992	$ 434,992	X
10/1/2020	$ 100,000	12%	9/30/2023	$ 70,558	$ 70,558	X
8/1/2020	$ 141,063	6%	7/31/2024	$ 141,063	$ 141,063	X
9/1/2020	$ 50,000	12%	8/31/2023	$ 14,225	$ 33,971	X
8/1/2020	$ 50,000	6%	7/31/2024	$ 50,000	$ 50,000	X
10/1/2020	$ 71,383	12%	9/30/2023	$ 71,383	$ 71,383	X
8/1/2020	$ 97,587	6%	7/31/2024	$ 97,587	$ 93,948	X
11/1/2020	$ 167,868	17%	10/31/2023	$ 60,446	$ 112,281	X
2/20/2020	$ 75,000	12%	2/20/2023	$ 4,909	$ 36663	X
7/27/2020	$ 150,000	12%	7/27/2023	$ 33,521	$ 93,948	X
8/1/2020	$ 50,000	12%	7/31/2023	$ 15,743	$ 31,316	X
10/29/2020	$ 300,000	12%	10/29/2023	$ 112,128	$ 195,881	X
8/1/2020	$ 132,958	6%	7/31/2024	$ -0-**	$ 132,958	X
10/1/2021	$ 398,653	10%	9/30/2024	$ 398,628	$ 398,652	X
10/1/2021	$ 103,423	10%	9/30/2024	$ 103,423	$ 103,423	
11/1/2020	$ 285,547	10%	10/23/2024	$ 287,822	$ 285,547	X
6/19/2020	$ 500,000	4%	6/19/2050	$ 500,000	$ 504,900	
9/26/2013	$ 92,580	13%	9/28/2024	$ 85,126	$ 92,580	
11/2/2021	$ 150,000	47%	11/2/2022	$ 0	$ 131,268	

** converted to a convertible note agreement in October 2022

Future principal repayments are as follows:

For the Years Ending December 31,	
2023	$ 1,745,789
2024	2,482,961
2025	9,695
2026	10,065
2027	10,449
Thereafter	456,664

Accrued interest as of December 31, 2022 and 2021 on notes payable totaled $632,346 and $212,808, respectively.

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2022 and 2021
(Unaudited)

Note 8 – Related Party Notes Payable

During 2022 and 2021 the Company had multiple notes payable with shareholders, see Note 7 for specific note terms.

The Company has a line of credit from its CEO, see Note 6 for specific terms.

Note 9 – Convertible Notes Payable

In 2022, the Company issued four (13) convertible promissory notes in the aggregate amount of $1,300,000. The notes are unsecured and accrue interest between 6% to 15%. Additionally, during 2022 a promissory note payable of $132,958 and accrued interest of $17,944 was converted to a convertible note payable.   In 2021, the Company issued one convertible promissory note for $100,000. The note is unsecured and accrues interest at 6% per annum.

As of December 31, 2022 and 2021, accrued interest on convertible notes totaled $69,206 and $467, respectively. See Note 14.

Note 10 – Stockholders' Equity

Stock-Based Compensation

The Company has an Equity Incentive Plan (the "2013 Plan"), which provides for the issuance of up to 2,000,000 shares of stock for the purposes of offering incentive stock options and non-statutory stock options. Options become exercisable over various vesting periods depending on the nature of the grant, not to exceed three (3) years from the date of grant. The options expire at the earlier of ten (10) years from the date the option was granted or the optionee's termination. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises.

At December 31, 2022, the Company has granted 1,904,832 shares under the 2013 Plan. At December 31, 2021, the Company has granted 1,671,832 shares under the 2013 Plan.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2022:

	Options	Weighted Average Exercise Price
Option outstanding, beginning of year	1,671,832	$ 0.71
Granted	233,000	$ 0.80
Exercised	(0)	$ 0.00
Expired/Terminated	(0)	$ 0.00
Options outstanding, end of year	1,904,832	$ 0.72

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2022 and 2021
(Unaudited)

	Total Options		Weighted Average Calculated Value
Nonvested options			
Total non-vested options outstanding, beginning of year	653,027	$	0.56
Granted	233,000	$	0.80
Vested	(499,295)	$	0.87
Forfeited	(0)	$	0.00
Total non-vested options outstanding, end of year	386,732	$	0.56

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2021:

	Options		Weighted Average Exercise Price
Option outstanding, beginning of year	1,335,567	$	0.77
Granted	376,265	$	0.56
Exercised	(0)	$	0.00
Expired/Terminated	(40,000)	$	1.50
Options outstanding, end of year	1,671,832	$	0.71

	Total Options		Weighted Average Calculated Value
Nonvested options			
Total non-vested options outstanding, beginning of year	837,362	$	0.56
Granted	376,265	$	0.56
Vested	(560,600)	$	0.56
Forfeited	(0)	$	0.56
Total non-vested options outstanding, end of year	653,027	$	0.56

The total calculated value of stock options granted as of December 31, 2022 and 2021 was $473,003 and $421,750, respectively. Stock based compensation recognized for the years ended December 31, 2022 and 2021 was $96,972 and $99,071, respectively.

Stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was $76,257 as of December 31, 2022.

Convertible Preferred Stock
During 2010, the Company issued 400,000 shares of Series A-1 convertible preferred stock at a price of $0.625 per share.

During 2011, the Company issued 216,000 shares of Series A-2 convertible preferred stock at a price of $1.25 per share.

During 2012 and 2013, the Company issued 538,501 shares of Series A-3 convertible preferred stock at a price of $1.50 per share.

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2022 and 2021
(Unaudited)

Between 2014 and 2018, the Company issued 3,987,799 shares of Series B convertible preferred stock at a price of $1.41 per share. During 2021 the Company repurchased and retired 2,511,424 shares leaving 1,476,374 shares outstanding.

During 2019 and 2020, the Company issued 2,969,708 shares of Series B-1 convertible preferred stock at a price of $0.65 per share.

During 2020 and 2021, the Company issued 3,969,819 shares of Series B-2 convertible preferred stock at a price of $0.56 per share.

Each share of Series A and B preferred stock are convertible at the option of the holder into shares of common stock as calculated by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. Initially, the conversion rate is 1:1. That is, the Series A-1 conversion price shall initially be equal to $0.625, the Series A-2 conversion price shall initially be equal to $1.25, the Series A-3 conversion price shall initially be equal to $1.50 and the Series B conversion price shall initially be equal to $1.41.

The holders of shares of Series A preferred stock are entitled to distributions before holders of common stock, a per share amount equal to the greater of (i) the applicable original issue price for such Series A preferred stock, plus any dividends declared but unpaid, or (ii) such per share amount as would have been payable had all shares of Series A-1 preferred, Series A-2 preferred or Series A-3 preferred, as the case may be, been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event.

The holders of shares of Series B preferred stock are entitled to distributions before holders of common stock or Series A preferred stock, amount per share equal to the greater of (i) the original issue price for the Series B preferred stock, plus any dividends declared but unpaid, or (ii) such per share amount as would have been payable had all shares of Series B preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event.

Note 11 – Concentration of Credit Risk
Cash
The Company has cash deposited with a financial institution which at times may exceed the federal insurance limits of $250,000. Cash amounts did not exceed federally insured limits at December 31, 2022.

Major Customers
During the year ended December 31, 2022, sales to three customers accounted for approximately 81% of total sales. At December 31, 2022, these customers accounted for approximately 83% of total accounts receivable.

During the year ended December 31, 2021, sales to three customers accounted for approximately 71% of total sales. At December 31, 2021, these customers accounted for approximately 46% of total accounts receivable.

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2022 and 2021
(Unaudited)

Note 12 – Income Taxes
The Company recognizes deferred tax assets and liabilities for the tax effects of differences between the financial statements and tax basis of assets and liabilities. A valuation allowance is established to reduce the deferred tax assets if it is more likely than not that a deferred tax assets will not be realized.

The components of income tax provision related to continuing operations are as follows at December 31, 2022:

Current tax expense (benefit):		
Federal	$	-
State		2,104
		2,104
Deferred tax expense (benefit):		
Federal		-
State		-
		-
Total income tax benefit	$	2,104

The components of net deferred tax assets that have been presented in the Company's financial statements are as follows at December 31, 2016:
Deferred tax assets:

Net operating loss	$	3,745,609
Total deferred income tax assets		3,745,609
Deferred income tax liabilities:		
Total deferred income tax liabilities		(0)
Less: valuation allowance		(3,745,609)
Net deferred income tax assets	$	-

The Company records a valuation allowance to reduce deferred tax assets it, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for a valuation allowance, an assessment of all available evidence both positive and negative was required. At December 31, 2022 the Company recorded a valuation allowance of $3,745,609.

Schedule of deductibility expiring on net operating losses are as follows:

December 31,		
2033	$	846,555
2034		1,533,384
2035		2,350,339
2036		2,014,797
2037		1,514,850
Indefinite carryforward		9,576,306

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2022 and 2021
(Unaudited)

In accordance with the provisions of ASC 740: Income Taxes, the Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At December 31, 2022, the Company has no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 13 – Commitments and Contingencies

Lease Commitments
The Company leases office space on a month-to-month basis.

Commercial Matters
From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. Management is not aware of any matters, either individually or in the aggregate, that are reasonably likely to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Note 14 – Subsequent Events

Between January and May 2023, the Company issued five new convertible promissory notes with an aggregate total of $946,000. The notes accrue interest at 6% per annum. Additionally, promissory notes and accrued interest totaling $2,497,107 were converted to convertible promissory notes. All newly issued convertible notes have a maturity date of February 6, 2025.

In March 2023, the company issued a $100,000 convertible promissory note to the CEO in lieu of payment of accrued salaries.

In July 2023, the Company converted convertible promissory notes totaling $1,532,958 and accrued interest of $122,918 into Series B-3 convertible preferred stock.

In October 2023, the Company entered into a $220,000 short term loan with a financial institution. Interest accrues at 34% per annum. The loan requires the Company to maintain certain non-financial covenants, as defined by the Agreement and are in compliance with these covenants.

In December 2023, the Company entered into a $75,000 short term loan with a financial institution. Interest accrues at 34% per annum. The loan requires the Company to maintain certain non-financial covenants, as defined by the Agreement and are in compliance with these covenants.